Exhibit 16 (c) (2)

Mr. Randy McGee, Chief Financial Officer
Board of Directors
United Systems Technology, Inc.
1850 Crown Road, Suite 1109
Dallas, Texas 75234

Re: Valuation of a 100 percent Interest in the common stock of United
    Systems Technology, Inc.

To: Board of Directors of United Systems Technology, Inc.

At your request, we have reviewed our conclusion of fair market value of a 100 percent Interest in the common stock of United Systems Technology, Inc., on a freely traded non-controlling interest basis, at December 31, 2004. In reviewing our conclusion of fair market value, at December 31, 2004, we have taken into consideration actual results for the three months ended March 31, 2005 in order to determine if actual post valuation date financial results would affect our conclusion of fair market value, determined as of December 31, 2004.

Estimate of Fair Market Value
-----------------------------
For the three months ended March 31, 2005, actual revenue and adjusted net income slightly exceeded revenue and net income as developed in our financial forecast as of December 31, 2004. We adjusted net income by adding back non-operating expenses incurred during the three months ended March 31, 2005. We have, therefore, amended our original forecast to incorporate slightly higher revenue growth in determining an estimate of fair market value for the Company.

In our original forecast, revenue was projected to grow at five percent for the year ending December 31, 2005 and four and one half percent for the year ending December 31, 2006. We have amended our forecast by projecting a revenue growth rate of seven percent for the year ending December 31, 2005 and five and one half percent for the year ending December 31, 2006. There were no changes to the revenue growth rates for the years ending December 31, 2007 through 2010.

Utilizing a present value factor of 17 percent, the amended forecast of future net cash flow equates to an enterprise value of $3,285,450, as of March 31, 2005, compared to an enterprise value of $3,146,786, as of December 31, 2004.

Mr. Randy McGee
May 27, 2005
Page 2


Although first quarter 2005 revenue and adjusted net income slightly exceeded our original revenue and net income forecast, it is our opinion that there is no material change in the financial outlook or estimate of fair market value of the Company. Annualizing revenue and net income for the three months ended March 31, 2005 is not necessarily a reliable indication of what actual revenue and net income will be for the year ending December 31, 2005. It is our opinion that the estimate of fair market value at December 31, 2004 and March 31, 2005 are both within a reasonable range of fair market value for the Company's equity.

We have also observed that first quarter results have done little to change investors' opinion of fair market value of the Company as the stock price remained at or around $.06 per share during the period December 31, 2004 through April 30, 2005. At $.06 per share the market value of the Company equates to $3,370,720 ($.06 X 56,178,663 shares outstanding).

Non - operating assets - We noted in our original report that a portion of the Company's cash balance could be classified as a non-operating asset. It is our opinion, however, that the Company could finance its operations with some level of debt capital instead of almost exclusively equity capital. Should Company management finance a portion of the Company's operations with debt financing, a larger portion of the Company's cash could be paid out to shareholders of the Company. For example, in our valuation report dated February 11, 2005, we stated that cash balances in excess of $1,350,000 are not required for normal business operations. If however, Company management could operate with $1,000,000 in cash, an additional $350,000 or, $794,943 total at December 31, 2004, could be classified as a non-operating asset and paid to common stock shareholders. As we indicated in our original report, from a valuation perspective, it is important to recognize that excess cash carried on the balance sheet equates to additional value. Should the board of directors of United System Technology, Inc. elect to sell the Company, cash carried in excess of what is needed for normal operations should be valued dollar-for-dollar.

Consideration of indication of interest letter. We have also reviewed our conclusion of fair market value of a 100 percent Interest in the common stock of United Systems Technology, Inc., on a freely traded non-controlling interest basis, at December 31, 2004 taking into consideration the May 11, 2005 indication of interest letter to possibly acquire 100 percent of the outstanding stock of the Company at a price of $.10 per share. The indication of interest letter was received from Constellation Software, Inc.

Mr. Randy McGee
May 27, 2005
Page 3


It is difficult to compare our valuation of the common stock of United
Systems Technology, Inc. and the indication of interest letter received from Constellation Software, Inc. In our valuation, we have estimated the fair market value of a 100 percent interest in the common stock of the Company on a freely traded non-controlling interest basis. The Constellation Software, Inc. offer is a marketable, controlling interest value.

The definition of fair market value is almost universally accepted as the cash, or cash-equivalent, price at which property would change hands between a willing buyer and a willing seller, both being adequately informed of the relevant facts and neither being compelled to buy or to sell. There is also general agreement that the definition implies that the parties have the ability as well as the willingness to buy or to sell. The market in this definition can be thought of as all the potential buyers and sellers of like businesses or practices.

In legal interpretations of fair market value, the willing buyer and willing seller are hypothetical persons dealing at arm's length rather than any "particular" buyer or seller. In other words, a price would not be considered representative of fair market value if influenced by motivations not characteristic of a typical buyer or seller.

The concept of fair market value also assumes prevalent economic and market conditions at the date of the particular valuation.

The offer from Constellation Software, Inc. is not a fair market value offer but an investment value offer. Quoting Valuing a Business, Second Edition, "investment value is defined as "value to a particular investor based on individual investment requirements, as distinguished from the concept of fair market value, which is impersonal and detached." The distinction between fair market value and investment value can be described as:

     Fair market value can be called "the value of the marketplace"; investment value is the specific value of goods or services to a particular investor (or class of investors) for individual investment reasons.
     Fair market value and investment value are different concepts, although the values estimated for each may or may not be numerically equal depending on the circumstances.

Mr. Randy McGee
May 27, 2005
Page 4


     Fair market value estimates assume no specific buyer or seller. Rather, the appraiser considers a hypothetical transaction in which both the buyer and the seller have the understanding, perceptions, and motivations that are typical of the market for the property or interests being valued. The special considerations of a given client are irrelevant to a fair market value estimate.

There can be valid reasons for the investment value to one particular owner or prospective owner to differ from the fair market value of the stock. Among these reasons are:

     1.   Differences in estimates of future earning power.
     2.   Differences in perception of the degree of risk.
     3.   Differences in tax status.
     4.   Synergies with other operations owned or controlled."

Synergistic value can be very significant in a merger and acquisition transaction. Constellation Software, Inc., for example, could eliminate duplicate staffing, reduce overhead by combining facilities, enhance economies of scale and expand opportunities in purchasing, marketing, and research and development. Cost savings from potential synergies create value allowing a prospective owner to pay more than a financial buyer, paying fair market value, could afford to pay.

Fair market value determined in our original report represents a marketable, non-controlling interest value or, the value of a share of the stock traded on the public market. The Constellation Software, Inc. indication of interest letter is a marketable, controlling interest value. Constellation Software, Inc. should also be considered, in our opinion, a synergistic buyer. As a result, the offer is not fair market value, but investment value. Therefore, the conclusion of fair market value noted in our valuation report as of December 31, 2004 is in no way comparable to the offer made by Constellation Software, Inc. Unless the board of directors of United Systems Technology, Inc. elects to sell the Company to a third party, the offer by Constellation Software, Inc. has little impact on the per share value of the publicly traded stock of United System Technology, Inc.

Mr. Randy McGee
May 27, 2005
Page 5


Finally, not all buyers are created equal. The type of buyer potentially acquiring a company or its stock greatly influences the value of a company. A strategic buyer, purchasing 100 percent of the common stock will normally pay more than what a financial buyer could pay due to value created by the synergies.

Sincerely,


By: /s/  Freddy Thomas
    ------------------
Freddy Thomas, CPA/ABV, ASA